[redacted]

SECUI 09100025 ION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

Mail Processing Section
DEC 22 2009
Washington, DC
123

SEC FILE NUMBER
8- 67594

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/08 (MM/DD/YY) AND ENDING 09/30/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: EdgePoint Capital Advisors LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3700 PARK EAST DRIVE, SUITE 160
(No. and Street)

BEACHWOOD (City) OHIO (State) 44122 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

THOMAS ZUCKER (216) 831-2430
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CARD, PALMER, SIBBISON + CO.
(Name – *if individual, state last, first, middle name*)

4545 HINCKLEY PARKWAY (Address) CLEVELAND (City) OHIO (State) 44109 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, THOMAS ZUCKER, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of EDGEPOINT CAPITAL ADVISORS LLC, as of SEPTEMBER 30, 20 09, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

State of Ohio } ss
County of Cuyahoga

Sworn to and Subscribed before me, at Beachwood this 14 day of DECEMBER A.D. 20 09

Judith Jarzembak

Notary Public JUDITH JARZEMBAK
EXPIRES 2-28-2010

Thomas Zucker
Signature

President
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

EDGEPOINT
CAPITAL ADVISORS

December 17, 2009

To Whom it May Concern:

At the request of my FINRA representative, I am re-sending you my Form X-17 A-5 (Facing Page and Oath) for your records. The attached was to be included within the submission of our audited financial statements. If you have any questions, please do not hesitate to contact me directly at (216) 831-2430 ext. 204.

Best regards,

Thomas Zucker

Thomas Zucker
President
EdgePoint Capital Advisors LLC

3700 Park East Drive – Suite 160 Beachwood, Ohio 44122 **P** 216.831.2430 **F** 216.831.2464 www.edgepointca.com